UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Industrial Enterprises of America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

456132208

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 456132208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pike Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No 456132208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pike Capital Partners (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,281,340
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,281,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No 456132208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pike Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,617,320
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,617,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No 456132208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel W. Pike
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,617,320
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,617,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Industrial Enterprises of America, Inc., a Nevada corporation (“Issuer”). The principal executive offices of Issuer are located at 711 Third Avenue, Suite 1505, New York, New York 10017.

Item 2.	Identity and Background
(a).	NAME

The names of the persons filing this statement on Schedule 13D the “Reporting Persons”) are:

•	Pike Capital Partners, LP (the “LP Fund”);
•	Pike Capital Partners (QP), LP (the “QP Fund”);
•	Pike Capital Management LLC (“Pike Management”); and
•	Daniel W. Pike.

Pike Management is the general partner of each of the LP fund and the QP Fund. The controlling person of Pike Management is Daniel W. Pike.

(b).	RESIDENCE OR BUSINESS ADDRESS

The Reporting Persons each have a business address at 275 Madison Avenue, Suite 418, New York, New York 10016.

(c).          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The principal business of each of the LP Fund and QP Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Pike Management is serving as the general partner of the LP Fund and QP Fund.

Daniel W. Pike’s primary business is serving as the managing member of Pike Management.

(d), (e).	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).	CITIZENSHIP

Each of the LP Fund and QP Fund is a Delaware limited partnership.

Pike Management is a Delaware limited liability company.

Daniel W. Pike is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used by the LP Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$1,795,642

The source and amount of funds used by the QP Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$12,720,411

Although the above securities were acquired with working capital, the funds may have also used margin account borrowings made in the ordinary course of business, although neither fund can determine whether any funds allocated to purchase the shares of Common Stock were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business.

Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional shares of Common Stock and/or related securities, or may dispose of all or a portion of the Common Stock or related securities that they have acquired or may hereafter acquire.

The Reporting Persons reserve the right to discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a-b)        Collectively, the Reporting Persons beneficially own 2,617,320 shares of Common Stock representing 20.3% of the outstanding shares of Common Stock.

I.	LP Fund
(a) Amount beneficially owned: 335,980
(b) Percent of class: 2.6%
(c) Number of Common Shares as to which the LP Fund has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 335,980 (See Note 1.)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 335,980 (See Note 1.)

II.	QP Fund
(a) Amount beneficially owned: 2,281,340
(b) Percent of class: 17.7%
(c) Number of Common Shares as to which the QP Fund has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 2,281,340 (See Note 1.)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 2,281,340 (See Note 1.)

As the general partner of the LP Fund and QP Fund, Pike Management may be deemed to beneficially own the shares of Common Stock owned by them. As the controlling person of Pike Management, Daniel W. Pike may be deemed to beneficially own the shares of Common Stock beneficially owned by Pike Management.

Note 1: Each of the LP Fund and QP Fund may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock reported in this Schedule 13D with Pike Management and Daniel W. Pike

(c). A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d). N/A

(e). N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 23, 2007

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC,
as General Partner

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC,
as General Partner

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member

PIKE CAPITAL MANAGEMENT LLC

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member

/s/ Daniel W. Pike
Daniel W. Pike

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

The following transactions were effected by the LP Fund during the past sixty (60) days on the open market:

Date	Security	Approx. Price per Share (excl. of. Commissions)	Amount of Shs. Bought (Sold)
2/27/2007	Common	$6.0000	13,000
2/28/2007	Common	$6.0000	15,000
3/1/2007	Common	$6.0000	5,600
3/1/2007	Common	$6.0400	25,000
3/19/2007	Common	$5.9400	10,380
3/22/2007	Common	$5.6500	2,000
3/22/2007	Common	$5.8700	10,000
3/22/2007	Common	$5.9000	5,000

The following transactions were effected by the QP Fund during the past sixty (60) days on the open market:

Date	Security	Approx. Price per Share (excl. of. Commissions)	Amount of Shs. Bought (Sold)

2/16/2007	Common	$5.2100	14,000
2/16/2007	Common	$5.6300	1,500
2/16/2007	Common	$5.6400	3,800
2/16/2007	Common	$5.6500	19,500
2/16/2007	Common	$5.6600	500
2/16/2007	Common	$5.6700	39,210
2/16/2007	Common	$5.7000	29,449
2/16/2007	Common	$5.7015	14,275
2/16/2007	Common	$5.7100	15,500
2/16/2007	Common	$5.7200	10,500
2/16/2007	Common	$5.7300	10,500
2/16/2007	Common	$5.7400	14,000
2/16/2007	Common	$5.7500	25,066
2/16/2007	Common	$5.7600	2,200
2/20/2007	Common	$5.8400	4,500
2/20/2007	Common	$5.8500	3,500
2/20/2007	Common	$5.8700	500
2/20/2007	Common	$5.8800	800
2/20/2007	Common	$5.8900	9,000
2/20/2007	Common	$5.9800	9,800
2/20/2007	Common	$6.0000	88,400
2/20/2007	Common	$6.0100	2,000
2/20/2007	Common	$6.0500	500
2/20/2007	Common	$6.0600	2,500
2/20/2007	Common	$6.0800	500
2/20/2007	Common	$6.0900	250
2/20/2007	Common	$6.1000	1,000
2/20/2007	Common	$6.1100	500
2/20/2007	Common	$6.1400	2,400
2/20/2007	Common	$6.1500	12,700
2/20/2007	Common	$6.1600	500
2/20/2007	Common	$6.1800	2,400
2/20/2007	Common	$6.1900	5,000
2/20/2007	Common	$6.2000	1,500
2/20/2007	Common	$6.2053	21,770
2/20/2007	Common	$6.2118	5,000
2/20/2007	Common	$6.2185	26,900
2/20/2007	Common	$6.2200	2,000

2/20/2007	Common	$6.2400	1,100
2/20/2007	Common	$6.2460	6,250
2/20/2007	Common	$6.2500	9,500
2/26/2007	Common	$6.0000	243,070
2/27/2007	Common	$6.0000	79,500
2/28/2007	Common	$6.0000	90,000
3/1/2007	Common	$6.0000	35,000
3/1/2007	Common	$6.0400	150,000
3/21/2007	Common	$5.8500	28,000
3/21/2007	Common	$5.8900	110,000
3/21/2007	Common	$5.9000	40,000
3/21/2007	Common	$5.9390	50,000

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Industrial Enterprises of America, Inc. dated as of March 23, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:	March 23, 2007

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC,
as General Partner

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC,
as General Partner

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member

PIKE CAPITAL MANAGEMENT LLC

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member

/s/ Daniel W. Pike
Daniel W. Pike